DALIAN CAPITAL GROUP, INC.
Suite 900, 850 West Hastings Street.
Vancouver, BC V6C 1E1
Tel : 604-801-5022   Fax : 604-876-5564


January 15, 2010


United States
Securities and Exchange Commission
Washington, D.C 20549


Attention : Brian Bhandari or Raj Rajan or Tia Jenkins.

File No. 000-52185

Dear M/s Tia Jenkins,

Re : Form 10-K for Fiscal Year Ended

The company acknowledge that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
  States.

It's a mistake on our part regarding the shares issued as none of the shares were issued and it's a miscommunication with the accountant on our part and the financial statements will be corrected accordingly.

We will amend the Statements of Operations and Cash Flows to show three columns.

Item 9A Controls and Procedures will be amended as follows.

As supervised by our board of directors and our principal executive and principal financial officers, management has established a system of disclosure controls and procedures and has evaluated the effectiveness of that system. The system and its evaluation are reported on in the below
Management's Annual Report on Internal Control over
Financial Reporting. Our principal executive and financial officer has concluded that our disclosure controls and procedures (as defined in the 1934 Securities Exchange Act
Rule 13a-15(e)) as of December 31, 2008, are not effective, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15. There is a material weakness in the registrant's internal control over financial reporting as error was reported that 2,000 shares of common stock at $0.15 per shares were issued on November
21, 2008, when actually none were issued. The management has made changes in internal control over financial reporting that reconciliation of shares with the Transfer
Agent's list to be carried out at every period or year end.

Management's Annual Report on Internal Control over
Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities
Exchange Act of 1934 (the "Exchange Act"). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S.
generally accepted accounting principles.

Management has re-assessed the effectiveness of internal control over financial reporting as of December 31, 2008.
We carried out this assessment using the criteria of the Committee of Sponsoring Organizations of the Treadway
Commission (COSO) in Internal Control-Integrated Framework.


This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm, pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.
Management concluded in this assessment that as of December
31, 2008, our internal control over financial reporting is effective.
There have been no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-
15(f) under the Exchange Act) during the fourth quarter of our 2008 fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We will file amend to include in plain text and will re-file a Form 10-K/A and a Form 10-Q/A for the periods ended
June 30, 2009 and September 30, 2009 within 10 days from this letter.

Thanking you in advance.

Yours truly,

/s/ Michael Lee
 Michael Lee
Chief Accounting Officer